WARDROP ENGINEERING INC.

CONSENT OF AUTHOR

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island Securities Office

Dear Sirs/Mesdames:

MAG Silver Corp. – Final Short Form Prospectus dated May 10, 2010 (the “Prospectus”)

The undersigned is responsible for preparing or supervising the preparation of all or a portion of “Valdecañas Project – Scoping Study NI 43-101 Technical Report” dated August 19, 2009 (the “Technical Report”).

Pursuant to Section 10.1 of National Instrument 41-101 – General Prospectus Requirements, this letter constitutes the consent of the undersigned to being named, and to the references to the Technical Report, or a summary thereof or any extracts from the Technical Report, in the Prospectus and the documents incorporated by reference therein and to the inclusion or incorporation by reference of information derived from the Technical Report in the Prospectus and in the documents incorporated by reference therein.

The undersigned hereby confirms that he has read the Prospectus, including the written disclosure of the Technical Report and extracts or a summary of the Technical Report contained in the Prospectus or incorporated by reference therein, and that the Prospectus fairly and accurately represents the information in the Technical Report and that he has no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or within his knowledge as a result of the services performed by the undersigned in connection with the Technical Report.

DATED May 10, 2010.

(Signed) “S. Byron Stewart”

______________________________________
S. Byron Stewart, P.Eng.
Wardrop Engineering Inc.